UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Express, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30219E103
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103	13G

1.	NAMES OF REPORTING PERSONS Limited Brands, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 12,672,865 (See Item 4)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 12,672,865 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,672,865 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%1 (See Item 4)
12.	TYPE OF REPORTING PERSON* CO

1 All percentages set forth in the cover pages to this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Securities and Exchange Commission on December 6, 2010.

CUSIP No. 30219E103	13G

1.	NAMES OF REPORTING PERSONS Intimate Brands, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 12,672,865 (See Item 4)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 12,672,865 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,672,865 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (See Item 4)
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 30219E103	13G

1.	NAMES OF REPORTING PERSONS Intimate Brands Holding, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 12,672,865 (See Item 4)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 12,672,865 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,672,865 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (See Item 4)
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 30219E103	13G

1.	NAMES OF REPORTING PERSONS Limited Brands Store Operations, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 12,672,865 (See Item 4)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 12,672,865 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,672,865 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (See Item 4)
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 30219E103	13G

1.	NAMES OF REPORTING PERSONS EXP Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 12,672,865 (See Item 4)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 12,672,865 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,672,865 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (See Item 4)
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 30219E103	13G

1.	NAMES OF REPORTING PERSONS American Apparel Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 12,672,865 (See Item 4)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 12,672,865 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,672,865 (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (See Item 4)
12.	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer:

Express, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 1 Express Drive, Columbus, Ohio 43230.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by each of Limited Brands, Inc. (“Limited”), Intimate Brands, Inc. (“IBI”), Intimate Brands Holding, LLC (“IBH”), Limited Brands Store Operations, Inc. (“LBSO”), EXP Investments, Inc. (“EXP”), and American Apparel Investment (“AAI,” and collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2011, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (as amended, the “Act”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each Reporting Person is Three Limited Parkway, P.O. Box 16000, Columbus, OH 43216.

Item 2(c).	Citizenship:

Each Reporting Person is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Company’s Common Stock is 30219E103.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 12,672,865*

(b)	Percent of class: 14.3%2*

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 12,672,865*

2 All percentages set forth in this Schedule 13G were calculated based on 88,735,895 shares outstanding as disclosed in Express, Inc.’s registration statement on Form S-1 filed with the Securities and Exchange Commission on December 6, 2010.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 12,672,865*

*The share amounts and the percentage stated in this Item 4 are provided for each of the Reporting Persons who collectively share voting and dispositive power over an aggregate of 12,672,865 shares which represents approximately 14.3% of the outstanding shares of the Company.

AAI is a subsidiary of LBSO and EXP; LBSO and EXP are wholly-owned subsidiaries of IBH; IBH is a subsidiary of IBI; and IBI is a wholly-owned subsidiary of Limited.  AAI is the direct, beneficial and record owner of 12,672,865 shares of Common Stock.

As a result of the relationships described in this Schedule 13G, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock directly held by AAI.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any Reporting Person other than AAI with respect to the shares of Common Stock directly held by AAI, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Because of the Stockholders Agreement (the “Stockholders Agreement”), described in Item 8, among the Company, AAI and Multi-Channel Retail Holdings LLC (“MCRH”), an affiliate of Golden Gate Private Equity, Inc. (“Golden Gate”), AAI and MCRH are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act with respect to the Common Stock.  The aggregate number of shares of Common Stock beneficially owned by these entities is 50,691,459.  Limited has been advised that Golden Gate and its affiliates may be deemed to beneficially own 38,018,594 shares representing approximately 42.8% of the outstanding shares. Golden Gate has filed a separate Schedule 13G with respect to the Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by Golden Gate or its affiliates, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

AAI is a party to a Stockholders Agreement among MCRH, AAI and the Company.  Under the Stockholders Agreement, affiliates of Golden Gate have the right to nominate (1) three directors to the Company’s board of directors, so long as MCRH holds at least 50% of the number of shares of Common Stock held by MCRH immediately prior to the completion of the Company’s initial public offering (the “IPO”), and (2) two directors, so long as MCRH holds at least 25% of the number of shares of Common Stock held by MCRH immediately prior to the completion of the IPO.  AAI has the right to nominate (1) two directors to the Company’s board of directors, so long as AAI holds at least 50% of the number of shares of Common Stock held by AAI immediately prior to the completion of the IPO, and (2) one director, so long as AAI holds at least 25% of the number of shares of Common Stock held by AAI immediately prior to the completion of the IPO.  The Stockholders Agreement requires MCRH and AAI to vote their shares of Common Stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement.  The Stockholders Agreement also restricts Golden Gate’s ability to make distributions of Common Stock without consideration to the partners of investment funds managed by Golden Gate and restricts Limited’s ability to make distributions of Common Stock without consideration to its stockholders, in each case during the eighteen-month period following the completion of the IPO.  The aggregate number of shares held by the parties to the Stockholders Agreement is approximately 50,691,459, which represents approximately 57.1% of the total outstanding Common Stock.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Limited Brands, Inc.

By:	/s/ Timothy J. Faber
	Name:	Timothy J. Faber
	Title:	Senior Vice President - Treasury, Mergers, Acquisitions

Intimate Brands, Inc.

By:	/s/ Luis F. Machado
	Name:	Luis F. Machado
	Title:	Senior Vice President - Legal

Intimate Brands Holding, LLC

By:	/s/ Luis F. Machado
	Name:	Luis F. Machado
	Title:	Senior Vice President - Legal

Limited Brands Store Operations, Inc.

By:	/s/ Luis F. Machado
	Name:	Luis F. Machado
	Title:	Senior Vice President - Legal

EXP Investments, Inc.

By:	/s/ Luis F. Machado
	Name:	Luis F. Machado
	Title:	Senior Vice President - Legal

American Apparel Investments, Inc.

By:	/s/ Luis F. Machado
	Name:	Luis F. Machado
	Title:	Senior Vice President - Legal